Suite 1120, Cathedral Place

925 West Georgia Street

Vancouver, British Columbia

Canada V6C 3L2

Tel: (604) 687-6600

Toll Free: 1-888-411-GOLD

Fax: (604) 687-3932

Email: info@aurizon.com

Web Site: www.aurizon.com

February 1, 2013

Hi Everyone,

I wanted to provide an update to you on what the management team and Board of Directors have been working on since January 23 when the Board recommended that shareholders reject the unsolicited offer from Alamos Gold.

As I noted at that time, the Board and Special Committee are focused on exploring the full range of value-maximizing alternatives for the Company. These include building on existing initiatives and engaging in discussions with third parties regarding potential alternative transactions that create superior shareholder value.

Given the quality of our production and exploration assets, there is significant interest in our company. A number of parties have entered into confidentiality agreements and are examining our company in closer detail. As a result, we expect to receive visitors to our project sites in the coming weeks. While important, these visits should not interrupt the ongoing work that our team is undertaking. These visits are covered by our confidentiality agreements, and therefore, must be kept confidential by all Aurizon personnel. We will continue to update you on our work and progress in this regard.

We have also updated the attached FAQ. I know many of you are shareholders of the company and may have received telephone calls related to the Alamos offer. The FAQ will provide the context to these calls and I hope they will address any questions you may have.

Please continue to ensure that any contact from media, shareholders, and investors be directed to either myself or Jennifer North in the Vancouver office and/or by Martin Bergeron in the Val-d’Or office. Please refrain from making any other comments.

Thank you as always for your hard work and continued support.

George Paspalas

Alamos Unsolicited Bid

Frequently Asked Questions

1.	What happens next?

As part of its duty to the company, the Board, along with its financial and legal advisors, will explore the full range of value-maximizing alternatives for the company. These include building on existing initiatives and engaging in discussions with third parties regarding potential alternative transactions.

In the meantime, our priority is to remain focused on achieving our production targets and completing the important capital and exploration projects planned for 2013. In other words, it is business as usual for Aurizon.

2.	As an employee what do I need to do?

The Alamos bid and the Board’s response do not change anything at the Company. It is still business as usual at Aurizon.

The most important and only thing to do is to stay focused on the tasks at hand, which includes our operations and the capital projects at Casa Berardi, the mineral resource updates for both Casa Berardi and Heva, and the planned exploration and other activities currently underway. We should continue to work towards the goal of completing those projects on time.

We will do our best to keep everyone informed as this situation develops. As always, we ask that you do everything you can to stay safe and productive during this period.

3.	If I am contacted and asked about the Alamos offer. What should I say?

If you are contacted by the media, shareholders or investors:

George Paspalas or Jennifer North in the Vancouver office and/or by Martin Bergeron in the Val-d’Or office are the designated spokespeople for Aurizon. You should direct any enquiries from media, shareholders or investors to one of the designated spokespeople, and refrain from making further comments.

If you are contacted by an information agent:

If you are an Aurizon shareholder, you may be contacted by an information agent offering information about the offer and asking about your intentions. Information agents are typically hired in take-over situations to help shareholders tender shares. Aurizon has hired a company called Georgeson; Alamos has engaged Kingsdale Shareholder Services. Shareholders may be contacted by one or both of these agents.

As a shareholder, decisions regarding your shares are yours and yours alone. These decisions are confidential, and we would ask that you not disclose your intentions.

4.	What did the Board of Directors recommend regarding the Alamos offer?

On January 23, Aurizon’s Board of Directors recommended that shareholders reject the Alamos offer.

Further information on the reasons for this recommendation, and a full list of questions and answers for Aurizon shareholders, is included in Aurizon’s January 23 news release, and the directors’ circular that was filed on the same day – both documents are available at www.aurizon.com/maximizevalue

5.	Are there any changes in my reporting responsibilities, wages or benefit as a result of the Alamos hostile bid?

No. It is business as usual for us.

6.	What should I say if I am asked questions about what is going on?

George Paspalas or Jennifer North in the Vancouver office and/or by Martin Bergeron in the Val-d’Or office are the designated spokespeople for Aurizon. You should direct any enquiries from media, shareholders or investors to one of the designated spokespeople, and refrain from making further comments.

7.	Who should I talk to if I have any further questions?

It is a priority for us to keep everyone at Aurizon informed as we work through this process. Christian will be the primary contact at Casa Berardi, Martin for Val-d’Or, and George in Vancouver.